

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 8, 2010

Mr. Stevan R. Schott
Chief Financial Officer
Calgon Carbon Corporation
400 Calgon Carbon Drive
Pittsburgh, PA 15205

> **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 15, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 5, 2010**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
> **Filed August 5, 2010**
> **File No. 001-10776**

Dear Mr. Schott:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Repurchases of Equity Securities, page 21

Issuer Repurchases of Equity Securities, page 23

1. In future filings, please disclose the date each plan or program was announced, the dollar or share amount approved, the expiration date of each plan or program,

and each plan or program that has expired during the period covered by the table. See Instruction No. 2 to paragraphs (b)(3) and (b)(4) of Item 703 of Regulation S-K.

Controls and Procedures, page 86

Evaluation of Disclosure Controls and Procedures, page 86

2. We note the description of the definition of disclosure controls and procedures. This description appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, this description does not fully conform to the definition set forth in those rules. In this regard, we note that the description does not indicate that the disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission's rules and forms and is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. Please confirm this to us and revise accordingly in future filings.

Exhibit Index, page 92

3. We note that you incorporate the Credit Agreement, Exhibit 10.4, and the First Amendment to Credit Agreement, Exhibit 10.5, by reference to previously filed Exchange Act filings. However, it does not appear that you have filed all the schedules and exhibits to these agreements when you initially filed them. If these schedules and exhibits have been filed previously, please advise us as to where they are located. Otherwise, in your next Exchange Act filing, please file the full credit agreement and amendment to the credit agreement, including all schedules and exhibits.

Definitive Proxy Statement on Schedule 14A

Board of Directors and Committees of the Board, page 5

4. We note your disclosure regarding the engagement of Towers Watson & Co. In future filings, please disclose whether the decision to hire Towers Watson for the provision of the additional services was made or recommended by management. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Board's Leadership Structure and Role in Risk Management, page 7

5. In future filings, please disclose the specific role the board's lead director plays in board leadership. See Item 407(h) of Regulation S-K.

Risk Management and Compensation, page 7

6. The disclosure in this section appears to be based on Item 402(s) of Regulation S-K. In particular, we note the statement in the first paragraph regarding the compensation committee's belief that your compensation program does not encourage excessive risk taking. However, this statement does not conform to the specific language used in Item 402(s). Specifically, it does not indicate that you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company. Please advise us as to whether you have made this determination pursuant to Item 402(s). If so, please describe to us the process you undertook to reach that determination.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Controls and Procedures, page 46

7. We note your statement that your disclosure controls and procedures "include controls and procedures designed to provide reasonable assurance that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management . . . ." Please confirm to us supplementally that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. This comment also applies to your disclosure regarding disclosure controls and procedures on page 50 of your Form 10-Q for the period ending June 30, 2010. Please comply with this comment in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jessica Kane at (202) 551-3235 or Andrew Schoeffler at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director